ONCOLYTICS BIOTECH INC.

(the "Corporation")

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD JUNE 8, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

Business	Outcome of Vote
1. The number of persons to serve on the board of directors of the Corporation being fixed at ten (10) persons	For the motion: 86.80% Against the motion: 13.20% Result: Carried
2. The election of the following nominees as directors of the Corporation for the following year:	Carried

Name of Nominee	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of votes cast WITHHELD
Matthew Coffey	13,334,040	89.58	1,551,809	10.42
Jim Dinning	12,169,071	81.75	2,716,778	18.25
Linda Hohol	10,424,480	70.03	4,461,369	29.97
Angela Holtham	13,360,196	89.75	1,525,653	10.25
J. Mark Lievonen	12,502,399	83.99	2,383,450	16.01
Wayne Pisano	13,346,179	89.66	1,539,670	10.34
William G. Rice	13,313,412	89.44	1,572,437	10.56
Robert Schultz	9,836,910	66.08	5,048,939	33.92
Bernd R. Seizinger	13,308,037	89.40	1,577,812	10.60
Bradley Thompson	12,982,192	87.21	1,903,657	12.79

Business	Outcome of Vote
3. The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the board of directors of the Corporation to fix the remuneration of the auditors	Carried by show of hands
4. The amendment to the Stock Option Plan of the Corporation to increase the number of common shares of the Corporation reserved for issuance thereunder, as more fully described in the information circular of the Corporation dated May 6, 2015	For the motion: 74.30% Against the motion: 25.70% Result: Carried
5. The adoption of the Corporation's Incentive Share Award Plan, as more fully described in the information circular of the Corporation dated May 6, 2015	For the motion: 62.77% Against the motion: 37.23% Result: Carried